Exhibit 99.1

Condensed interim IFRS consolidated financial statements as of June 30, 2019

Consolidated balance sheet as of June 30, 2019

Assets

in EUR thousands	June 30, 2019	December 31, 2018
Non-current assets
Tangible assets	5,607	794
Intangible assets	23,436	352
Deferred taxes	10,400	10,400
Total non-current assets	39,443	11,546

Current assets
Current financial assets
Trade receivables	3,422	3,397
Other financial assets	13,450	794
Cash and cash equivalents	21,579	19,451
Total current financial assets	38,451	23,642

Other current assets
Inventories	4,488	3,177
Income tax reimbursement claims	3	53
Other assets	1,819	715
Total other current assets	6,310	3,945

Total current assets	44,761	27,587
Total assets	84,204	39,133

Biofrontera AG Half-Year Financial Report as of June 30,2019

Equity and liabilities

in EUR thousands	June 30, 2019	December 31, 2018
Equity
Subscribed capital	44,638	44,632
Capital reserve	117,286	117,109
Capital reserve from foreign currency conversion adjustments	(446)	(2)
Loss carried forward	(145,350)	(136,505)
Loss for the period	9,001	(8,878)
Total equity	25,129	16,356

Non-current liabilities
Financial debt	22,528	13,462
Other provisions	1,042	1,545
Other financial liabilities	17,485	0
Total non-current liabilities	41,055	15,007

Current liabilities
Current financial liabilities
Trade payables	3,795	1,806
Current financial debt	188	165
Other financial liabilities	812	29
Total current financial liabilities	4,795	2,000

Other current liabilities
Income tax liabilities	62	0
Other provisions	2,617	2,891
Other current liabilities	10,546	2,879
Total other current liabilities	13,225	5,770

Total current liabilities	18,020	7,770
Total equity and liabilities	84,204	39,133

Biofrontera AG Half-Year Financial Report as of June 30,2019

Consolidated statement of comprehensive income for the first six months of 2019 and 2018

in EUR thousands	6M 2019	6M 2018
Sales revenue	13,904	8,969
Cost of sales	(2,483)	(1,653)
Gross profit from sales	11,421	7,316

Operating expenses
Research and development costs	(2,322)	(2,188)
General administrative costs	(7,768)	(4,079)
Sales costs	(14,195)	(8,311)

Loss from operations	(12,864)	(7,261)

Interest expenses	(1,057)	(990)
Effective interest expenses	(497)	(76)
Interest income	209	4
Other expenses	(188)	(43)
Other income	6,101	681
Badwill	17,323	0

Profit/loss before income tax	9,027	(7,685)
Income tax	(26)	0
Profit/loss for the period	9,001	(7,685)

Expenses and income not included in profit/loss
Items which may in future be regrouped into the profit and loss statement under certain conditions. Translation differences resulting from the conversion of foreign business operations.	(444)	(411)
Other expenses and income total	(444)	(411)

Profit/loss for the period	8,557	(8,096)

Basic earnings per share in EUR	0.20	(0.18)
Diluted earnings per share in EUR	0.20	(0.18)

Both the profit/loss for the period and the comprehensive income are fully attributable to the shareholders of Biofrontera AG.

Biofrontera AG Half-Year Financial Report as of June 30,2019

Consolidated changes of equity for the first six months of 2019 and 2018

(in EUR thousands except for share information)	Number of ordinary shares	Subscribed capital	Capital reserve	Capital from foreign currency conversion adjustments (OCI)	Accumulated loss	Total
Balance as of January 31, 2018	38,416,828	38,417	100,769	700	(136,505)	3,381
Capital Increase	6,000,000	6,000	18,000	0	0	24,000
Conversion of convertible bond 2016/2021	6,874	7	26	0	0	33
Conversion of convertible bond 2017/2022	10,778	11	42	0	0	53
Conversion of stock options from the stock option program	72,500	72	172	0	0	244
Foreign currency conversion adjustment	0	0	0	(411)	0	(411)
Costs of equity procurement	0	0	(2,432)	0	0	(2,432)
Increase in capital reserve from the stock option program	0	0	130	0	0	130
Loss for the period	0	0	0	0	(7,685)	(7,685)
Balance as of June 30, 2018	44,506,980	44,507	116,707	289	(144,190)	17,313
Conversion from convertible bond 2017/2022	2,694	2	9	0	0	11
Conversion of stock options from the stock option program	123,000	123	261	0	0	384
Foreign currency conversion adjustment	0	0	0	(291)	0	(291)
Increase in capital reserve from the stock option program	0	0	132	0	0	132
Loss for the period	0	0	0	0	(1,193)	(1,193)
Balance as of December 31, 2018	44,632,674	44,632	117,109	(2)	(145,383)	16,356
First-time application of IFFRS 16	0	0	0	0	33	33
Conversion of stock options from the stock option program	5,500	6	11	0	0	17
Foreign currency conversion adjustment	0	0	0	(444)	0	(444)
Increase in capital reserve from the stock option program	0	0	166	0	0	166
Profit for the period	0	0	0	0	9,001	9,001
Balance as of June 30, 2019	44,638,174	44,638	117,286	(446)	(136,349)	25,129

Biofrontera AG Half-Year Financial Report as of June 30,2019

Consolidated cash flow statement for the first six months of 2019 and 2018

in EUR thousands	6M 2019	6M 2018
Cash flow from operations
Profit/loss before income tax	9,027	(7,685)
Adjustments to reconcile profit/loss before income tax to cash flow into operations
Income tax	(26)	0
Financial result	1,377	1,062
Depreciation	1,121	398
Non-current provisions and liabilities	(503)	0
Losses from disposal of assets	0	0
Non-cash income and expenses	(18,028)	(293)
Changes in operating assets and liabilities
Trade receivables	979	(462)
Other assets and income tax assets	(3,036)	(205)
Inventories	(560)	755
Trade payables	195	(376)
Provisions	(159)	185
Other liabilities	(12,260)	(213)
Net cash flow used in operational activities	(21,873)	(6,834)

Cash flow from investment activities
Purchase of intangible and tangible assets	(513)	(179)
Business combination (incl. cash and cash equivalents)	20,231	0
Proceeds from sale of intangible and tangible assets	0	2
Net cash flow from/used in investment activities	19,718	(177)

Cash flow from financing activities
Proceeds from the issue of shares	0	24,000
Costs of equity procurement	0	(1,768)
Proceeds from drawing down EIB loans	5,000	0
Proceeds from exercise of employee stock options	17	245
Repayment of lease liabilities	(392)	0
Interest paid	(347)	(272)
Repayment of convertible bond 2016/2021	0	-50
Net cash flow from financing activities	4,278	22,155

Net increase in cash and cash equivalents	2,123	15,144
Changes from exchange rate differences	5	24
Cash and cash equivalents at the beginning of the period	19,451	11,083
Cash and cash equivalents at the end of the period	21,579	26,251

Biofrontera AG Half-Year Financial Report as of June 30,2019

Selected explanatory notes to the interim consolidated financial statements as of June 30, 2019

Information about the company

Biofrontera AG (www.biofrontera.com), registered in the commercial register of the Cologne District Court, Division B under No. 49717, and its wholly owned subsidiaries Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH, and Biofrontera Neuroscience GmbH, all headquartered at Hemmelrather Weg 201, 51377 Leverkusen, Germany, and Biofrontera Inc. based in Woburn, Massachussetts, USA, with its subsidiaries Biofrontera Newderm LLC based in Woburn, Massachussetts, USA and Cutanea Life Sciences, Inc. together with its subsidiaries Dermarc LLC and Dermapex LLC, all based in Wayne, Pennsylvania, USA, research, develop and market dermatological products.

Summary of significant accounting policies

Pursuant to the regulations of Section 115 of the German Securities Trading Act (WpHG), in combination with Section 117 WpHG, this half-year financial report as of 30 June 2019 comprises condensed interim consolidated financial statements, an interim Group management report and a responsibility statement pursuant to the regulations of Section 264 (2) Clause 3, Section 289 (1) Clause 5 of the German Commercial Code (HGB).

The condensed interim consolidated financial statements as of June 30, 2019 of Biofrontera AG were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) as well as the interpretations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) for "Interim Financial Reporting" in accordance with IAS 34, as applicable in the European Union. As a consequence, they do not include all information and disclosures required for consolidated financial statements, and for this reason should be read in connection with the consolidated financial statements for the financial year ending December 31, 2018.

As part of preparing the interim consolidated financial statements, the Management Board must make assumptions that affect the application of accounting policies within the Group, and the reporting of assets and liabilities as well as income and expenses. Actual amounts can differ from such estimates.

Apart from the new IFRS standards described below, the accounting policies applied in the preparation of the consolidated financial statements as of December 31, 2018 were adopted unchanged for the preparation of these condensed interim consolidated financial statements. IFRS 16 (Leasing) was applied for the first time as of January 1, 2019.

The first-time application of IFRS 16 resulted in the following effects:

For financial years beginning on or after January 1, 2019, IFRS 16 requires the application of a new lease standard. Contrary to the previous regulation, it provides for lessees to recognize on the balance sheet the rights of use and lease liabilities resulting from leases. The previous distinction between operating leases, which are generally off-balance sheet, and finance leases, which are on-balance sheet, is therefore no longer applicable. The lease liability to be carried as a liability is calculated as the present value of the payments to be made to the lessee with a high degree of probability. They are updated using the effective interest method. The right to use the underlying asset to be recognized in return is to be recognized at cost at the inception of the lease. In addition to the leasing payments, any initial direct costs of the lessee and dismantling costs are included in the calculation. Incentive payments granted by the lessor are to be deducted. The capitalized right of use must be amortized and tested for impairment if indications of impairment exist. The new regulations for lessors essentially correspond to the previous regulations.

The leasing contracts concluded by Biofrontera as lessee mainly relate to buildings and motor vehicles used for operational and administrative purposes. The company will apply the new accounting standard under the modified retrospective method to leases with a remaining term of more than one year as of January 1, 2019. Leases of lesser value are excluded.

Biofrontera AG Half-Year Financial Report as of June 30,2019

The carrying amounts of the rights of use and lease liabilities to be recognized are carried forward as if the new standard had already been applied in the past. Future lease payments are to be discounted at the imputed interest rate of the lessor or, if not available, at the marginal borrowing rate on the date of first application. Differences between the carrying amounts of the lease rights to be recognized for the first time and the lease liabilities change the Group's reserves, taking deferred taxes into account. The previous year's figures have not been adjusted.

Biofrontera has decided to make use of the simplification of IFRS 16.6 for expenses from leasing relationships with a remaining term of no more than one year and from leasing relationships with a low value, and to immediately expense monthly leasing instalments, in other words, applying the same accounting treatment as with IAS 17.

The transition to the new lease accounting had the following effects on the consolidated balance sheet as of as of January 1, 2019:

●	an increase in non-current assets due to the capitalization of rights of use in the amount of EUR 2,335 thousand;
●	an increase in balance sheet liabilities due to the recognition of leasing liabilities in the amount of EUR 2,302 thousand;
●	a decrease in the loss carried forward in the amount of EUR 33 thousand.

Effects on the consolidated income statement as of June 30, 2019 were recognized in the form of higher depreciation (plus EUR 378 thousand) and higher interest expenses (plus EUR 37 thousand). Offsetting this, leasing expenses recorded under other operating expenses have declined.

Biofrontera will not report the rights of use and leasing liabilities separately on the balance sheet, but will include them in items containing comparable assets and liabilities.

In relation to the other accounting policies, we also refer in this connection to the notes to the consolidated financial statements for the financial year ending December 31, 2018.

The interim reporting as of June 30, 2019 contains no separate segment-based reporting, as the activities of the Biofrontera Group are limited to a single business segment in terms of the definition in IFRS 8. All business operations focus on the sale of dermatological products, especially Ameluz®, including the supplementary products BF-RhodoLED® (PDT lamp) and Belixos®, as well as XepiI®, and are monitored and managed internally on a uniform basis accordingly.

This half-year financial report of Biofrontera AG was approved for publication by a Management Board resolution on August 27, 2019.

Rounding differences can arise in the tables due to commercial rounding.

Basis of consolidation

The financial statements as of June 30, 2019 include the financial statements of the parent company, Biofrontera AG, and the subsidiary companies in which the parent has a direct majority of the voting rights. The following companies have been included in the consolidated financial statements:

1.	Biofrontera Bioscience GmbH, Leverkusen, Germany, with a direct interest of 100%
2.	Biofrontera Pharma GmbH, Leverkusen, Germany, with a direct interest of 100%
3.	Biofrontera Development GmbH, Leverkusen, Germany, with a direct interest of 100%
4.	Biofrontera Neuroscience GmbH, Leverkusen, Germany, with a direct interest of 100%
5.	Biofrontera Inc., Woburn, Massachusetts, USA, with a direct interest of 100%
6.	Biofrontera Inc., Woburn, Massachusetts, USA, with a direct interest of 100% (founded March 21, 2019)
7.	Cutanea Life Sciences, Inc., Wayne, Pennsylvania, USA, with a direct interest of 100% (acquisition date March 25, 2019)
8.	Dermarc LLC, Wayne, Pennsylvania, USA, with a direct shareholding of 100% (acquisition date March 25, 2019)
9.	Dermapex LLC, Wayne, Pennsylvania, USA, with a direct shareholding of 100% (acquisition date 25 March 2019)

Biofrontera AG Half-Year Financial Report as of June 30,2019

The basis for the consolidation of the companies included in the consolidated financial statements are the interim financial statements (or HBII pursuant to IFRS) of these companies prepared for 30 June 2019 pursuant to uniform principles. The financial statements as of June 30, 2019 have been prepared on the basis of uniform accounting policies (IFRS).

The subsidiaries have been fully consolidated from the date of acquisition. The date of acquisition is the date when the parent company obtained control of these subsidiaries. The subsidiaries are included in the consolidated financial statements until control over these companies no longer exists.

All inter-company balances and income and expenses have been eliminated on consolidation. Results of intra-group transactions have been eliminated.

Business combinations

Cutanea Life Sciences, Inc.

On March 25, 2019, Biofrontera Inc. entered into an agreement with Maruho to acquire 100% of the shares of Cutanea Life Sciences, Inc., USA including its subsidiaries Dermark LLC and Dermapex LLC (together "Cutanea") through its wholly owned subsidiary Biofrontera Newderm LLC, USA, ("Biofrontera"), newly founded on March 21, 2019. Cutanea has been marketing AKTIPAK®, a prescription gel for the treatment of acne, as well as Xepi®, a prescription cream for the treatment of impetigo, since November 2018.

The strategic goal of the Biofrontera Group is to optimize the global positioning and market potential of Ameluz® and at the same time to become a leading specialty pharmaceutical company in dermatology thanks to its particular degree of innovation. To this end, the global positioning and market potential of our highly innovative products Ameluz® and Xepi® are to be optimized.

Biofrontera acquired Cutanea for an initial purchase price of USD 1.00. Maruho will provide up to USD 7.3 million in start-up financing for Cutanea's redesigned business activities (start-up costs). A purchase price equal to the start-up costs actually paid must be paid to Maruho by 2023.

Subsequently, the profits from the sale of Cutanea products will be shared equally between Maruho and Biofrontera until 2030. Maruho has also agreed to assume all running costs that may be incurred during the first three months after completion of the transaction. Maruho also indemnifies Biofrontera and Cutanea against all liabilities relating to or resulting from the pre-contractual period. In addition, Maruho assumes all Cutanea restructuring costs incurred or arising in the period up to three months after the acquisition.

According to the purchase agreement, the acquisition date is March 25, 2019. As a consequence, the acquisition was made with economic effect from that date. As of the same date, Biofrontera gained control over the acquired companies, which means that Cutanea will be fully consolidated in the consolidated financial statements of Biofrontera in accordance with IFRS 3 with effect from March 25, 2019.

Biofrontera AG Half-Year Financial Report as of June 30,2019

The fair values of the assets and liabilities (in accordance with IFRS 3) on the acquisition date March 25, 2019 are as follows:

in EUR thousands	March 25, 2019
Non-current assets
Property, plant and equipment	1,339
Intangible assets	23,604

Total non-current assets	24,943

Current assets
Trade receivables	1,004
Cash and cash equivalents	20,231
Inventories	763
Other assets	10,860
Total other current assets	32,858
Total assets	57,801

Non-current liabilities
Financial liabilities	495

Current liabilities
Trade payables	1,795
Other current liabilities	20,863
Total current liabilities	22,658
Total equity and liabilities	23,153

Net assets	34,648
Purchase price	17,325
Badwill	17,323

The badwill derives from the considerable restructuring expenses and necessary investments in sales that were foreseeable when Cutanea was acquired. The seller (Maruho) hopes that the successful marketing of Cutanea products by Biofrontera and the associated profit share will deliver economic advantages compared with a continuation of the Cutanea business.

The following assets and liabilities were measured at fair value as part of the purchase price allocation. The assumptions for the valuation of the intangible assets are as follows:

Assets and liabilities identified at acquisition date	Fair value in EUR thousands	Valuation method	Operating life	Cost of capital
Intangible assets
Xepi® marketing license	23,604	Acquisition value method	139 months	9.1%

The products Xepi® and Aktipak® distributed via Cutanea contributed EUR 546 thousand to Biofrontera's sales revenue in the period from the acquisition to 30 June 2019. If the acquisition had occurred as of 1 January 2018, the contribution to sales revenue would have been EUR 1,351 thousand.

The results of operations of Cutanea Life Sciences, Inc. including all subsidiaries is as follows:

in EUR thousands	March 25 – June 30, 2019
Sales revenue	546
Cost of sales	(875)
Gross profit on sales	(329)
Research and development costs	(370)
General administrative costs	(1,807)
Sales costs	(3,480)

Loss on operations	(5,986)
Interest expenses	(10)
Other expenses	(63)
Other income	5,588
Loss before income tax	(471)
Income tax	0
Loss after income tax	(471)

Biofrontera AG Half-Year Financial Report as of June 30,2019

Due to the integration of Cutanea’s activities into Biofrontera Inc., the existing deferred tax assets at Cutanea were not capitalized, as these probably cannot be offset against future profits.

Notes to the balance sheet and consolidated statement of comprehensive income

Sales revenue

	January 1 – June 30, 2019			January 1 – June 30, 2018
Sales revenue in EUR thousands	Revenue from product sales	Revenue from development projects	Other	Revenue from product sales	Revenue from development projects	Other
Germany	2,154	0	0	1,184	0	0
Europe	1,357	0	0	1,211	0	0
U.S.	10,231	0	0	6,443	0	0
other regions	0	162	0	0	91	40
Total	13,742	162	0	8,838	91	40

Revenue from product sales revenues generated in the USA includes sales revenue from finance and operating lease agreements for BF-RhodoLED® lamps.

In the first half of 2019, we generated EUR 41 thousand of income from operating leases (previous year period: EUR 0). We generated income of EUR 19 thousand from finance leases (previous year period: EUR 0).

Inventories

in EUR thousands	June 30, 2019	December 31, 2018
Inventories
Raw materials and supplies	1,064	1,098
Unfinished products	284	320
Finished products and goods	3,140	1,759
	4,488	3,177

Deferred income tax

As of June 30, 2019, deferred taxes in the amount of EUR 10,400 thousand were reported. On an unchanged basis, loss carryforwards are capitalized to the extent that they can probably be offset against future taxable profits. This is based on a planning period of five years. These continue to relate to the deferred tax assets on losses carried forward for Biofrontera Pharma GmbH. For the full 2019 financial year and also in the future, it can still be assumed that Biofrontera Pharma GmbH will generate positive results and thereby utilize its tax loss carryforwards.

Biofrontera AG Half-Year Financial Report as of June 30,2019

Provisions

The companies included in the consolidated financial statements of Biofrontera AG are exposed to several threatened or pending legal proceedings, the outcome of which either cannot be determined or cannot be predicted due to the uncertainty associated with such legal proceedings. The claims asserted against Biofrontera were not carried as liabilities, as the Management Board does not assume that claims can be enforced.

For the pending proceedings in the USA and Germany, provisions for litigation costs totaled EUR 2,183 thousand as of the balance sheet date (previous year: EUR 3,241 thousand). An amount of EUR 1,437 thousand was utilized in the first half of 2019. On the basis of a current estimate of the outstanding legal costs, a further provision of EUR 437 was formed.

Biofrontera assumes that the lawsuits are unjustified and will defend itself vigorously against these lawsuits.

However, Biofrontera cannot guarantee that it will be successful.

Biofrontera may incur additional considerable costs in defending its legal position, as in addition to internal resources, attorneys in the US have also been mandated to defend it. The resultant costs incurred by Biofrontera would not be reimbursed by the plaintiff even in the event of a positive outcome of the proceedings due to practices in the US legal environment.

2010 share option program

In the first half of the 2019 financial year, a total of 5,500 options (previous year period: 72,500 options) were converted from the employee share option program. No expenses were incurred in the first half of 2019 (previous year period: EUR 5 thousand).

2015 share option program

After the end of the 2010 employee share option program, the company’s Annual General Meeting on August 28, 2015 authorized the Management and Supervisory boards to issue to Management Board members and employees up to 1,814,984 subscription rights to up to EUR 1,814,984 of the company’s ordinary registered shares until August 27, 2020 according to the more detailed specifics of the authorization resolutions.

On May 14, 2018, 333,485 options (sixth tranche) were issued with an exercise price of EUR 6.708 each. A total of 130,500 options were forfeited by employees leaving the company. Due to the blocking period, no options have yet been exercised or forfeited. As a consequence, 116,498 options remain outstanding on June 30, 2019. The expenditure recognized in the reporting period was EUR 164 thousand (previous year: EUR 125 thousand).

Financial liabilities

in EUR thousands	June 30, 2019	December 31, 2018
Non-current financial debt
Convertible bond 2017/2022	2,512	2,495
EIB loan 2017	11,561	10,967
EIB loan 2019	5,178	0
Leasing liabilities	3,277	0
Total non-current financial debt	22,528	13,462
Current financial debt	188	165

Biofrontera AG Half-Year Financial Report as of June 30,2019

A further tranche of EUR 5 million of the EIB loan was drawn on February 4, 2019. A further tranche of EUR 5 million can be drawn after the extension of the loan agreement. This was originally available until July 2019 and can now be used until May 2020.

Reporting on financial instruments

The financial instruments held by the Biofrontera Group on the balance sheet date primarily consist of cash and cash equivalents, trade payables and receivables, other non-current financial liabilities as well as financial debt. Biofrontera does not deploy any financial derivatives, apart from the derivative embedded within the EIB loan (so-called performance component).

Financial assets (in EUR thousands)	Fair value as of June 30, 2019	Carrying amount as of June 30,2019	Fair value as of Dec 31, 2018	Carrying amount as of Dec 31, 2019
Financial assets at amortized cost
Cash and cash equivalents	21,579	21,579	19,451	19,451
Trade receivables	3,422	3,422	3,397	3,397
Other financial assets	13,450	13,450	794	794
Total	38,451	38,451	23,642	23,642

Financial liabilities (in EUR thousands)	Fair value as of June 30, 2019	Carrying amount as of June 30,2019	Fair value as of Dec 31, 2018	Carrying amount as of Dec 31, 2019
Financial liabilities at amortized cost
Financial liabilities, current	188	188	165	165
Trade payables	3,795	3,795	1,805	1,805
Other current financial liabilities	812	812	29	29
Other non-current financial liabilities	17,485	17,485	0	0
Financial liabilities, non-current	20,865	20,865	12,382	12,382
Total	43,145	43,145	14,382	14,382
Financial liabilities, non-current	1,633	1,633	1,080	1,080
Total	44,808	44,808	15,462	15,462

The financial assets are still allocated to “financial assets at amortized cost”. The carrying amounts correspond to the fair values.

The performance component (financial instrument at level 3 of the fair value hierarchy) as a further variable interest component and embedded derivative requiring separation is subsequently measured at fair value on each balance sheet date and is allocated to the category “financial liabilities at fair value through profit or loss”. The market capitalization at maturity is the same as that of the measurement cut-off date, which is based on the 90 trade days preceding the measurement cut-off date. The performance-based interest payment for the first tranche is calculated based on a notional 0.64% participation rate in the market capitalization. This is discounted to the measurement cut-off date applying a market interest rate.

As of June 30, 2019, the discounted interest payment (carrying amount) or fair value of the performance component of the 2017 EIB loan was EUR 1,279 thousand (previous year: EUR 1,080 thousand) and of the 2019 EIB loan EUR 353 thousand. The net losses on the performance component amounted to EUR 252 thousand (previous year period: EUR 508 thousand).

Other financial liabilities continue to be allocated to the category “financial liabilities measured at amortized cost”. The carrying amounts correspond to the fair values.

Biofrontera AG Half-Year Financial Report as of June 30,2019

Members of the Supervisory Board

By order of the Cologne District Court dated March 22, 2019, Mr. Hansjörg Plaggemars was dismissed as a member of the Supervisory Board of Biofrontera AG pursuant to Section 103 (3) of the German Stock Corporation Act (AktG) for good cause. The ruling was issued on March 22, 2019 and came to the company’s attention on March 26, 2019. The ruling regarding the removal from office is effective immediately. However, an appeal could be lodged within one month, and this occurred. The appeal was rejected by the Cologne District Court on April 30, 2019 and the case was referred to the Higher Regional Court for a further ruling. The Annual General Meeting on July 10, 2019 elected Prof. Dr. Franca Ruhwedel, Professor of Finance and Accounting at the Rhein-Waal University of Applied Sciences, Kamp-Lintfort, Duisburg, to the Supervisory Board as successor to Mr. Plaggemars.

Related party disclosures

The following relationships exist with the Maruho Group as a result of the research partnership and the acquisition of Cutanea:

in EUR thousands	June 30, 2019	December 31, 2018
Revenue from research collaborations	162	91
Income from the reimbursement of restructuring expenses	5,522	0
Receivables from research cooperation	62	0
Receivables from the Share Purchase Agreement	12,825	0
Purchase price liabilities Cutanea Life Sciences, Inc.	17,485	0

Events after the interim reporting date

No events subject to mandatory reporting occurred after the interim balance sheet date.

Biofrontera AG Half-Year Financial Report as of June 30,2019